Exhibit 99.9

March 27, 2012

CONSENT OF GORDON WATTS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2011 (the ‘Annual Report’), I, Gordon Watts, P.Eng., Senior Associate Mineral Economist of Watts, Griffis and McOuat Limited, hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statements on Form S-8 (File No. 333-128128) and Form F-10 (File No. 333-167567), of the following:

1.	Resource and reserve estimates of the San Dimas Mines; and
2.	Technical report dated March 14, 2011, entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico for Silver Wheaton Corp.”

Yours truly,

/s/ Gordon Watts

Gordon Watts, P.Eng
Senior Associate Mineral Economist,
Watts, Griffis and McOuat Limited